Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

July 21, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER INCREASES RESOURCES AT THE TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that Wardrop Engineering of Vancouver has delivered an update to the ongoing mineral resource development at the Company’s 100% owned Topia Silver-Gold-Lead-Zinc Mine in Durango, Mexico. The 2009 mineral resource estimate comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t gold, 5.58% lead and 4.83% zinc (5,458,218 silver equivalent ounces) as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 silver equivalent ounces) in the Inferred category. At current production levels, management considers the new resource to be sufficient for at least a 10 year mine life.

The 2009 mineral resource estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for some of the other veins on the property came largely from the verification of Peñoles’ resources, and are still intact, as mining to date has come from new mine development on these veins. (Resources for the “other veins” were estimated by Wardrop using metal prices as reported in the 2006 report.) The breakdown for the Argentina Vein and Other Veins on the property is given in Table 1 below. When combined with the 2009 Argentina resource, the new total contained metal for each resource category is shown on Table 2.

The 2009 mineral resource estimate has increased over that reported in 2008 (see GPR news release August 11, 2008 and Tables 2 and 3 below) mainly due to:

  a re-interpretation of the drill hole data,
  new vein channel sampling data from exploration development on Level 2, a correction of the survey of old underground workings to surface topography, improved ore grades at Topia, (522g/t silver; 0.58g/t gold; 3.26% lead and 4.20% zinc for the year to end of June), updated and improved metallurgical recoveries, and
  improved concentrate sales terms,

These contributed to a greater understanding and confidence in the interpretation of the Argentina vein.

Table 1. 2009 Resource Update:

VEIN	CATEGORY	Tonnes	Ag g/t	Au g/t	Pb %	Zn %

ARGENTINA	MEASURED	40,015	669	0.704	6.85	4.78
	INDICATED	77,229	642	0.713	6.12	4.58
	INFERRED	152,189	690	0.972	5.36	3.67
OTHER VEINS	M & I	55,859	345	1.57	3.91	5.21
	INFERRED	22,373	243	1.39	3.31	4.97
TOTALS	M & I	173,103	552	0.99	5.58	4.83

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

	INFERRED	174,562	633	1.03	5.10	3.84

Metal Prices (2009)			Recoveries		Capping Grades
Au	US$890/oz		85.0%		Au g/t	6.0
Ag	US$12.50/oz		87.0%		Ag g/t	2,000.0
Pb	US$0.625/lb		92.2%		Pb%	20.0
Zn	US$0.625/lb		82.0%		Zn%	20.0

The 2009 Argentina mineral resource calculation was based on a minimum NSR value of $US75 / tonne (75% of total operating costs). This is applicable at Topia since the general and administrative (“G&A”) costs are $US25 / tonne. Current operating costs for the Argentina vein are $US100 / tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2009 Argentina vein mineral resource value assumed:
(1) the June 1, 2009, concentrate sales contracts with Louis Dreyfus Commodities, which are effective until December 31, 2010;
(2) average metal prices for April 2009, typical plant recoveries, and grade capping all shown in Table 1; and
(3) 33% mine dilution.

Table 2. Contained Metal (all veins):

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag oz Eq
M & I Resources	173,103	3,080,954	5,507	21,278,080	18,430,862	5,458,218
Inferred Resources	174,562	3,560,237	5,793	19,585,856	14,746,998	5,692,957

The improved understanding of, and confidence in, the Argentina mineralization has led directly to a modest improvement in the measured and indicated mineral resource but a dramatic increase in the inferred mineral resource as shown in Table 3. This is largely due to the fact that more drill holes can now be incorporated into the inferred category.

Table 3. Percentage Increase in Argentina Vein Resources 2009 over 2008:

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag oz Eq
M & I Resources	20%	32%	46%	23%	20%	29%
Inferred Resources	101%	160%	131%	193%	214%	168%

At the current production rate of approximately 30,000 tonnes per year, and considering that not all resources may be mined, management expects the resources above to support a mine life at Topia of at least 10 more years. Great Panther has already been mining Topia for 3 ½ years and the mine saw 47 years of continuous production prior to that. The Company plans to continue the systematic replacement of annual production with new resources. This “rolling resource” is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, the surface drilling is used to determine inferred resources and additional Exploration Potential for the veins. With the increased confidence in the Argentina Vein data, some of the tonnes previously included as Exploration Potential have been upgraded to the Inferred category. Several other veins on the property have not yet been drilled and are not included in any category.

Exploration Potential has been estimated in-house for only the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource from these data to date and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Table 4. Exploration Potential:

Vein	Tonnes	Ag	Au	Pb	Zn
Argentina	60,000 - 80,000	400-600g/t	1-2g/t	4-6%	2-4%
Don Benito	60,000 - 80,000	300-600g/t	1-4g/t	4-8%	3-6%

These tonnages include some of the drilling and development completed during the spring of 2008 (see GPR news releases dated February 19, June 2 and June 23, 2008), plus ongoing underground drilling, and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and for approximately 500 metres to the east below old mine workings. As well, development and stoping on the Cantarranas (Hormiguera and San Miguel Mines), El Rosario, San Gregorio, and Recompensa veins will lead to future mineral resource estimates. These estimates will be completed after the current surface core drilling program is completed in September 2009, which is focused on down dip continuity below the present development levels of the same veins.

Analysis of mine samples is completed on site, with check assays performed by SGS Minerals Services, in their Guanajuato, Mexico facilities. The Company’s QA/QC program includes the regular insertion of blanks, splits and standards into the sample shipments. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P. Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.